October 7, 2015

VIA EMAIL, EDGAR & HAND DELIVERY

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	W2007 Grace Acquisition I, Inc.
Schedule 13E-3/A
Filed by W2007 Grace Acquisition I, Inc. et al.
W2007 Grace II Acquisition II, Inc.
PFD Holdings, LLC
Whitehall Parallel Global Real Estate Limited Partnership 2007
W2007 Finance Sub, LLC
Whitehall Street Global Real Estate Limited Partnership 2007
Todd Giannoble, Greg Fay and Brian Nordahl
W2007 Grace I, LLC
The Goldman Sachs Group, Inc.
File No. 5-43459
Filed September 21, 2015

Dear Ms. Campbell Duru:

On behalf of W2007 Grace Acquisition I, Inc. (the “Company”), W2007 Grace Acquisition II, Inc. (“Merger Sub”), W2007 Grace II, LLC (“Parent”), PFD Holdings, LLC (“PFD Holdings”), W2007 Grace I, LLC (“W2007 Grace I”), Whitehall Parallel Global Real Estate Limited Partnership 2007 (“Whitehall Parallel”), W2007 Finance Sub, LLC (“Finance Sub”), Whitehall Street Global Real Estate Limited Partnership 2007 (“Whitehall”, and together with Finance Sub and Whitehall Parallel, the “Whitehall Entities”), The Goldman Sachs Group, Inc. (“GS Group”), Todd Giannoble, Greg Fay and Brian Nordahl (each of the foregoing collectively, the “Filing Persons”) we are writing to respond to the letter from the Staff of the Office of Mergers & Acquisitions of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 30, 2015, regarding the transaction statement on Schedule 13E-3 filed with the Commission on August 14, 2015, as amended on

Mellissa Campbell Duru

United States Securities and Exchange Commission

October 7, 2015

September 21, 2015 (the “Amendment No. 1 to the Schedule 13E-3”, and as amended by Amendment No. 2, the “Schedule 13E-3”). For your convenience, this letter is formatted to reproduce the Staff’s numbered comments in bold text followed by responses on behalf of the Filing Persons.

In addition, the Filing Persons have revised Amendment No. 1 to the Schedule 13E-3 in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 2 thereto, which reflects these revisions and updates certain other information. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Schedule 13E-3, and all page numbers referenced herein are to the Schedule 13E-3 as so amended.

Special Factors, page 1

1.	We partially reissue prior comment 4. Although you have amended the transaction statement to include the additional filing persons, you have not consistently provided disclosure that is required by each of the filing persons and which may differ amongst the filing persons. For example, the purpose, reasons and effects of the transaction, which is required disclosure for each filing person, appears to only have been provided by the company and no other filing person. We remind you that disclosure required by Items 7, 8, and 9 of SC 13E-3 should be provided by each filing person and included in the document disseminated to shareholders. Please revise your disclosure consistent with this comment.

In response to the Staff’s comment, the disclosures in the Schedule 13E-3 have been revised to include disclosure with respect to each Filing Person.

2.	Please provide any relevant updates, including exhibits if material, which relate to the September 11, 2015 final hearing regarding the approval of the Stipulation and any other condition to the consummation of the merger that remains outstanding. Refer to Item 15 of SC 13e-3 and corresponding Item 1011 (c) of Regulation M-A.

In response to the Staff’s comment, the disclosure in the Schedule 13E-3 on page 1 has been revised.

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We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly, you can reach me at (310) 712-6678.

Sincerely,

/s/ Eric M. Krautheimer

Eric M. Krautheimer

Mellissa Campbell Duru

United States Securities and Exchange Commission

October 7, 2015

cc:	Todd Giannoble
Greg Fay
Brian Nordahl
(W2007 Grace Acquisition I, Inc.)

Anthony J. Colletta
William G. Farrar
Sharon L. Nelles
(Sullivan & Cromwell LLP)